Filed by Regis Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:

Alberto-Culver Company (Commission file number: 001-05050)

Sally Holdings, Inc. (Commission file number: 001-05050)

Regis Corporation

Filing Person’s Commission file number: 001-12725

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

investor presentation

Proposed Merger of

Sally Beauty

&

Regis Corporation

Boston/New York Roadshow

January 17-19, 2006

[GRAPHIC]

[LOGO]  [LOGO]

$2.6 Billion Transaction (as of 1/10/06)

•                  Valuation Based On:

•                  Comparable Companies

•                  Precedent Transactions

•                  Discounted Cash Flows

•                  Valuation of Deal:

•                  114.5%X Net Sales

•                  9.6X EBITDA

•                  11X EBIT

•                  16.9X Net Income

[LOGO]

[LOGO]

[LOGO]

NYSE: RGS

[LOGO]

Deal Highlights

combining Sally & Regis

	6/30/06E	6/30/07E
Regis:
Projected Sales	$2.4 billion
Projected EBITDA	$300+ million

Sally:
Projected Sales	$2.3 billion
Projected EBITDA	$270+ million

New Regis:
Projected Sales		$5+ billion
Projected EBITDA		$650+ million

Merger

financial advantages

•                  125% increase in annual dividend to $0.36

•                  Higher pretax margins

•                  Improved debt ratios

•                  Better cash flow generation

[GRAPHIC]

Merger Details

the opportunities

In addition to approximately $20 million of near-term synergies, there are additional long-term opportunities to increase share- holder value

•                  Build upon our vendor relationships

•                  Reduce product diversion

•                  Ability to develop our own brands

•                  Identify salon acquisition targets

•                  More aggressive advertising and promotion for Sally Beauty

[GRAPHIC]

Merger Synergies

[GRAPHIC]

committed to growth

Over 11,000 worldwide locations

Three profitable divisions – all poised for double-digit growth

Generate predictable recurring revenue

Organic & acquisition growth

Annual Revenues

[CHART]

Company Overview

hair salons

•                  $150 billion worldwide market

•                  2% worldwide market share

•                  10,952 salons generating over $2 billion in revenue

•                  7,108 corporate

•                  3,844 franchised

•                  350,000 salons in North America

•                  Continued acquisition opportunities

Salon counts as of 9/30/05

[GRAPHIC]

hair salon growth

	June	June
	1996	2005
Mall-based	1,463	2,117
Wal-Mart	157	1,497
Strip Centers		2,937
United Kingdom	343	426
Franchise:
Domestic		2,310
International		1,592
	1,963	10,879

Hair Salons

acquisition opportunities

•                  350,000 North American salons & barbershops

•                  50,000 (~15%) meet our acquisition criteria

•                  strip center or regional mall locations

•                  not top 5% or bottom 15%

•                  5,000 (~1%) are for sale at any time

•                  Regis needs to acquire only 500 salons each year to meet growth goals acquisition summary (excluding proposed Sally merger)

From January 1994 to January 2006 Regis:

•                  Completed over 330 deals

•                  Acquired over 8,000 salons

•                  Added over $1.0 billion to annual revenues

[CHART]

prototypical acquisition: 10 salons

Sales	$2,500,000

Operating cash flow:
Seller’s historical	$400,000
Regis’ future (w/ synergies)	$500,000

Maximum purchase price:	$1.75 million – $2.0 million

Purchase price/operating cash flow:
Seller’s historical	5.0 times
Regis’ future	3.5 – 4.0 times

[LOGO]

hair restoration

•                  $4 billion domestic market

•                  Hair Club for Men and Women has 5% market share

•                  90 locations generating over $100 million in annual revenue

•                  41 corporate

•                  49 franchised

•                  Attractive demographics – aging baby boomers

•                  Consolidation opportunities

•                  EBITDA margins in excess of 25%

beauty schools

[GRAPHIC]

•                  $1 billion domestic market

•                  Attractive demographics

•                  expanding pool of potential students

•                  economic factors

•                  increases in financial aid

•                  Seeking 10% market share through acquisitions

•                  EBITDA margins in excess of 20%

one-of-a kind company

•                  Lack of comparables

•                  Growth company

•                  Industry leader with only 2% share in our core business

•                  Limited risk factors

•                  predictable, replenishment business

•                  no threat of technological obsolescence

•                  no threat of foreign competition

[GRAPHIC]

Financial Highlights

unit growth

[CHART]

consolidated gross margin

[CHART]

2005 hair salon revenue = $2.1 billion

[GRAPHIC]

[CHART]

retail product sales, in millions

•                  estimated 15% market share

[CHART]

steady growth

•                  Revenue (in billions)

[CHART]

•                  EPS

[CHART]

*Reported 2005 EPS of $1.39 includes $0.83 per share non-cash charge related to $38 million charge for goodwill impairment.

safe harbor statement

This presentation contains “forward-looking statements” within the meaning of the federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward–looking statements in this document reflect management’s best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements herein. Such forward-looking statements are often identified herein by use of words including, but not limited to, “may,” “believe,” “project,” “forecast,” “expect,” “estimate,” “anticipate” and “plan.” In addition, the following factors could affect the Company’s actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the personal hair care industry, which remains strong, both domestically and internationally, and price sensitivity; changes in economic condition; changes in consumer tastes and fashion trends; labor and benefit costs; legal claims; risk inherent to international development (including currency fluctuations); the continued ability of the Company and its franchisees to obtain suitable locations for new salon development; governmental initiatives such as minimum wage rates, taxes and possible franchise legislation; the ability of the Company to successfully identify and acquire salons and beauty schools that support its growth objectives; the ability of the Company to complete the merger with Sally Beauty Company; the ability to integrate the acquired business; the ability of the Company to maintain satisfactory relationships with suppliers; or other factors not listed above. The ability of the Company to meet its expected revenue growth is dependent on salon and beauty school acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in the Company’s Annual Report on Form 10-K for the year ended June 30, 2005 and included in Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 8, 2005. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed or furnished with the SEC on Forms 10-K, 10-Q and 8-K and Proxy Statements on Schedule 14A.

Non-GAAP Reconciliation

Reconciliation to non-GAAP financial measures mentioned in this presentation can be found on our website at www.regiscorp.com. The contents of the Regis Corporation website are expressly not incorporated by reference in this presentation.

additional information & where to find it

Regis Corporation and Alberto-Culver have entered into an agreement for the merger of Regis Corporation and the Sally Beauty Company business unit of Alberto-Culver and, in connection with this proposed transaction, will prepare and distribute a joint proxy statement/prospectus to the shareholders of Regis Corporation and Alberto-Culver. Investors in Regis Corporation are urged to carefully read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the joint proxy statement/prospectus and all relevant documents filed by Regis Corporation with the SEC free of charge at the SEC’s website www.sec.gov or from Regis Corporation Investor Relations at 7201 Metro Boulevard, Minneapolis, MN 55439, (952) 947-7142 or investor.relations@regiscorp.com.

PARTICIPANTS IN THE SOLICITATION

The respective directors, executive officers and other members of management and employees of Regis Corporation and Alberto-Culver may deemed to be participants in the solicitation of proxies from their respective shareholders in favor of the merger and the related transactions. Information concerning persons who may be considered participants in the solicitation of Regis Corporation’s and Alberto-Culver’s stockholders under the rules of the SEC is set forth in public filings filed by Regis Corporation and Alberto-Culver with the SEC and will be set forth in the Joint Statement/Prospectus when it is filed with the SEC.

Information concerning Regis Corporation’s participants in the solicitation is contained in Regis Corporation’s Proxy Statement on Schedule 14A, filed with the SEC on September 26, 2005. Information concerning Alberto-Culver’s participants in the solicitation is contained in Alberto-Culver’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.